Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
Commission File No.: 1-33488
This filing, which includes a message concerning the appointment of Cecily Mistarz, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at 416-867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Appointment of Cecily Mistarz
January 25, 2011
I am pleased to announce Cecily Mistarz has been appointed Integration Management Office Director, a newly created position responsible for managing the successful integration of the Harris and M&I combined entity. Cecily’s appointment is effective today and she will report to me.
In this critical role, Cecily will be accountable for driving the integration through all its initial phases while serving as the primary link between the project Steering Committee, the Integration Management Office (IMO), and all functional teams. She will also be responsible for overseeing all work streams related to the IMO. Both BMO and M&I possess deep experience in organizational integration, and Cecily will help to leverage our collective expertise.
Cecily most recently served as Executive Vice-President, Strategy, Acquisitions and Initiatives for Harris Private Bank. She joined BMO/Harris in 1990 as an Associate in Corporate Banking, and has since held positions of increasing responsibility, including Senior Vice-President and Deputy Head of the Office of Strategic Management (OSM).
Cecily brings proven experience in strategic planning, acquisition integration, and operations management, and her strong track record of collaboration across multiple lines of business will help her achieve success in her new role.
The acquisition of M&I transforms BMO’s competitive position in the U.S. Midwest by increasing our scale and providing a strong entry into very attractive markets. It’s also great news for our customers as it provides access to the strengths of both organizations. Therefore, the effective and efficient integration of our organizations is crucial to our future success, and I’m confident that Cecily’s strong leadership will help us achieve that.
Please join me in congratulating and supporting Cecily in her new role and wishing her the very best.
Russ
Caution regarding forward looking statements
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the anticipated benefits from the proposed transaction such as it expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30 of BMO’s 2010 Annual Report.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.

Additional information for shareholders
In connection with the proposed merger transaction, BMO will file with the Securities and Exchange Commission a Registration Statement on Form F-4 that will include a Proxy Statement of M&I, and a Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.